Flora Growth Reports H1 2021 Financial Results and
Provides Guidance for H2 Revenue Anticipated
Between US$9-11M

●	H1 Revenue of +$2M with a gross profit of ~60% (unaudited) as compared to revenues of ~$100K for 2020
●	Provides H2 revenue guidance anticipated between $9-11M
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Revenue guidance does not include proposed transactions of Koch & Gsell and Vessel Brand, with combined 12-month trailing revenues of $14M, nor recent changes in the cannabis law in Colombia that now allow for the export of dried flower

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Signed major distribution deal with significant Colombian food distributor, expected to generate over $10M annually in revenue and add an additional 130,000 distribution points across 38 cities in Colombia

MIAMI, FLORIDA AND TORONTO, ONTARIO – August 19, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora”, “Flora Growth”, or the “Company”), an all-outdoor cultivator and manufacturer of cannabis-derived products and brands, is pleased to report selected financial and operating results for the six-month period ending June 30, 2021 (all amounts expressed in US dollars, unless otherwise stated).

“The first half of our fiscal year is highlighted by a number of tremendous accomplishments by our team despite challenges related to the global pandemic. Management believes each of our divisions gained significant traction relative to where we started the year as we execute on the strategic growth plan we laid out in December 2020, positioning shareholders for future success. At the end of last year, Flora was private, largely pre-revenue, and focused primarily in Latin America; during the past six months, Flora completed its IPO on the NASDAQ, while increasing its global distribution, revenue, and expanding its premium portfolio of global cannabis brands and products,” said Luis Merchan, President and CEO of Flora. “We made a number of strategic hires and appointments in order to form a robust, highly experienced leadership team, while simultaneously putting our capital to work on an attractive risk-adjusted basis. We announced our intent to complete multiple strategic investments and acquisitions, entered into several international sales agreements for our cannabis flower and derivatives, and significantly expanded distribution and sales with our downstream, premium cannabis CPG brands and products in the pharmaceutical, natural wellness, cosmetics, food and beverage, and hemp textile segments. Going forward, we are excited about the strategic opportunities for incremental growth as we look to leverage our globally recognized house of brands and products into new markets and  categories around the world, particularly throughout the Americas, EU, and Australia. In closing, the board, management, and staff at Flora would like to thank our shareholders who puttheir trust in us to grow their investment and return substantial value. We don’t take that lightly and are staunch believers in having a robust corporate governance regime, providing full transparency regarding our efforts and activities as we continue making progress towards becoming the global provider of premium cannabis CPG brands and products while responsibly and strategically accelerating revenue growth.”

H1 2021 Financial Summary:

●	Flora Growth generated revenues of +$2M with a gross profit of 60% (unaudited), as compared to revenues of ~$100K for 2020.
●	Our operating expenses for the first half were $6M, yielding a net loss of $4M (unaudited). However, these results were heavily affected by almost $3M of one-time IPO related expenses (unaudited).
●	At June 30, 2021, Flora’s cash balance was approximately $19M with minimal debt (unaudited).
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Subsequent to June 30th, we have been seeing a substantial cash inflow from the exercise of the warrants sold as part of the Regulation A. To date, we have received commitments of more than $10M (some unfunded), with $7.2M in cash received and an additional $1M pending clearing. We expect to see this amount continue to grow over the following weeks.

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Flora Growth is a foreign private issuer and is required to submit financial results on a half-year basis, with a 6-month window to file the unaudited results. Flora anticipates filing its full results with the SEC in the following weeks.

Q2 2021 Operational Highlights:

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Completed an IPO and successful public listing on the Nasdaq Capital Market exchange under the ticker symbol “FLGC”; Flora is the first known all-outdoor grower ever listed on the NASDAQ, the first cannabis company to list via a traditional IPO on an American exchange, and has what management believes the largest licensed cultivation footprint in Colombia

●	Announced intent to acquire 100 percent of Koch & Gsell, manufacturer of the leading Swiss hemp and tobacco pre-roll brand Heimat
●	Executed a strategic investment of $2.4M into Hoshi International, opening up distribution of Flora’s product portfolio into the European Union (“EU”)
●	Expanded into U.K. and Central American markets with sales to new international distribution partners; bringing the total countries that Flora and its divisions currently have product in market to 13

●	Bolstered board of directors and management team with key additions:
○	Marc Mastronardi – Director
○	Jason Warnock – Chief Revenue Officer
○	Lee Leiderman – Chief Financial Officer
●	Formed Science Advisory Team and began expansion of scientific and academic endeavours with key addition:
○	Appointed Dr. Annabelle Manalo-Morgan, PhD, as Lead Scientific Advisor
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Made a commitment to environmental sustainability across the Flora value chain, including throughout cultivation and manufacturing practices, as well as screening all potential input materials, packaging, and social outcomes associated with each product in the portfolio

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Formed Flora Lab manufacturing division that operates a modern 16,000-square-ft manufacturing facility and holds multiple GMP certifications with a diversified portfolio including over 190 products and 63 over-the-counter (“OTC”) products registered and licensed with INVIMA (FDA-equivalent in Colombia).

Operational Highlights Subsequent to Period End:
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Kasa Wholefoods., Flora’s food & beverage division, signed a sales agreement to supply food products to Colombia’s largest consumer packaged goods (“CPG”) distributor, Tropi, which has 130,000+ distribution points across 38 cities in Colombia; Kasa has since completed its first purchase order valued at approximately $1.1M and expects this initial agreement to generate additional revenue of its CBD and hemp portfolio, expecting future sales to reach approximately $2M per month

●	Announced intent to acquire 100 percent of Vessel Brand, an industry leader in luxury cannabis consumer technology
●	Announced intent to form a joint venture with Canadian based Avaria, the manufacturer and owner of KaLaya – an award-winning pain cream distributed nation-wide across Canada
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As a result of the reformed Colombian cannabis legislation aimed at improving access to cannabis products for Colombians and positioning Colombia as the leader to supply the global cannabis market, Flora immediately announced that it had executed a Letter of Intent with Kiricann, an international distributor with operations in South Africa and distribution agreements in Germany and the EU, to provide its dried flower and derivatives; additionally, the Company announced plans for the manufacturing, sale, and distribution of CBD-infused food and beverage products; further plans to increase awareness across its premium brand and product portfolio as a result of the loosened marketing restrictions; and, lastly plans to manufacture custom cannabis pharmaceutical products for the Colombian medical cannabis market

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Announced intent with Evergreen Pharmacare, a licensed Australian importer and distributor of medical cannabis products, to supply its premium dried flower and derivative products to the Australian medical cannabis and OTC CBD markets

●	Flora Beauty division formally launched Ô (“Awe”), its premium brand and product line designed and marketed by founding partner, trend-setter, and global beauty influencer Paulina Vega
●	Announced that after conducting an exhaustive and meticulous review, it plans to relocate its headquarters to Miami, Florida by Q1 2022
●	Continued the expansion of its scientific and academic endeavours with the appointment of another key advisor and partnership:
○	Engaged Brigitte Baptiste as strategic advisor and entered into cooperative agreement with EAN University
●	Bolstered board of directors with key addition:
○	Dr. Annabelle Manalo-Morgan, PhD – Director

Earnings Call and Webcast
Flora will host its first half 2021 earnings call via webcast today, Thursday, August 19th, 2021 at 4:30PM ET following this release of its first half 2021 financial results.

During the webcast, management will deliver selected financial results (unaudited), operational updates, and provide comments on recent growth and M&A initiatives announced in the period since the Company listed its shares on the Nasdaq Capital Market on May 11th, 2021.  Following the presentation, Flora will offer analysts, media, and investors the opportunity to ask questions in a question-and-answer session.

Live Audio Webcast Details:
Date: Thursday, August 19th, 2021
Time: 4:30 p.m. Eastern Time

Online Participant Link:

http://public.viavid.com/index.php?id=146246

Reply Dial-in:
Canada/USA: 1-844-512-2921
International Toll: 1-412-317-6671
Replay Access Code: 13722364

Available after 7:30 p.m. Eastern Time, until September 3rd, 2021.

The live webcast will be available online through the above participant link and will be archived and available on the Company’s website within approximately 24 hours. If any member of the investment community needs access to a phone dial-in, please email flora@cmwmedia.com and one will be provided.

Our latest investor presentation and corporate deck can be found here.

About Flora Growth Corp.
Flora is a cannabis company that leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. As the operator of one of the largest outdoor cultivation facilities, Flora strives to market a higher-quality premium product at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products that help consumers restore and thrive. Visit www.floragrowth.ca or follow @floragrowthcorp on social media for more information.

Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.ca

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; our environmental and sustainability practices and our business prospects and opportunities; our letters of intent and potential strategic and financial acquisitions; our joint ventures and distribution channels for our products; our ability to successfully consummate and integrate our acquisitions.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this document and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.